REGENICIN, INC.
10 High Court
Little Falls, NJ 07424

April 11, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Dale Welcome

Re:          Regenicin, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2010
File No.: 333-146834

Dear Mr. Welcome:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 23, 2011 John Cash, Accounting Branch Chief of the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regenicin, Inc.

By:          /s/ Randall McCoy
Randall McCoy
Chief Executive Officer